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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 10-C


                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             OR 15d-17 THEREUNDER

                                 U. S. BANCORP
                (Exact name of issuer as specified in charter)

                             111 S.W. Fifth Avenue
                            Portland, Oregon  97204
                   (Address of principal executive offices)

        Issuer's telephone number, including area code:  (503) 275-6111


                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5 percent or more in the number of shares outstanding:

1.  Title of security:  Common Stock, $5 par value

2.  Number of shares outstanding before the change:  95,883,231

3.  Number of shares outstanding after the change:  150,616,973

4.  Effective date of change:  December 26, 1995

5.  Method of change:  Specify method:  Merger
    Give brief description of transaction: Merger of West One Bancorp with and into U. S. Bancorp, pursuant to which each outstanding share of West One Bancorp Common Stock, other than shares held by U. S. Bancorp and treasury shares, was converted into 1.47 shares of U. S. Bancorp Common Stock, with cash to be paid in lieu of fractional shares.

Date:  January 5, 1996            By /s/ Sheryl W. Dawson
                                        Sheryl W. Dawson
                                        Assistant Secretary